UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

TARGET CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	1-6049	41-0215170
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Nicollet Mall, Minneapolis, Minnesota	55403
(Address of principal executive offices)	(Zip code)

Anthony Heredia, Senior Vice President, Compliance and Ethics

(612) 304-6073

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ______.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided for 2024 as an Exhibit to this Form SD and is available at https://corporate.target.com/sustainability-governance/responsible-supply-chains/human-rights/policies under the heading “Conflict minerals policy.” The information contained on Target’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit 1.01. Conflict Minerals Report for the calendar year ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TARGET CORPORATION

By:	/s/ Jim Lee	Date: June 2, 2025
Name: Jim Lee
Title: Executive Vice President and Chief Financial Officer

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